



Erin Leonard Events LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.25%

Target Raise Amount: $100,000

Offering End Date: March 14, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Erin Leonard Events LLC

Founded: February 7, 2019

Address: 1802 Vernon Street NW #2016
Washington, DC 20009

Industry: Event Planning

Employees: 4

Website: https://erinleonardevents.com/

Use of Funds Allocation:

If the maximum raise is met:

$100,000 (100.00%) – of the proceeds will go towards working capital- equpiment and staffing

Social:

Instagram: 5,057 Followers





Business Metrics:

	FY21	FY22	YTD 12/1/2023
Total Assets	$165,213	$37,643	$148,178
Cash & Cash Equivalents	$149,773	$36,533	$108,344
Accounts Receivable	$0	$0	$35,386
Short-term Debt	$75,415	$174,717	$116,904
Long-term Debt	$0	$0	$101,897
Revenue	$534,716	$466,359	$930,385
Cost of Goods Sold	$203,375	$258,049	$138,557
Taxes	$0	$0	$0
Net Income	$120,593	-$177,378	$207,844

Recognition:

Erin Leonard Events LLC (DBA Erin Leonard Events) sets itself apart by crafting events that not only engage and connect but resonate deeply with the attendees. By combining creativity with meticulous planning, ensuring every logistical detail is perfected to enhance the overall participant experience.

About:

Erin Leonard Events LLC (DBA Erin Leonard Events) turns events into vibrant, unforgettable experiences. Founded in 2019, Erin Leonard Events (ELE), does more than plan conferences and retreats, they create engaging participant experiences. They believe that events are rare opportunities to step out of our busy lives and grow, learn, reflect, and develop lasting connections.

For more information, contact our Customer Support Team at support@thesmbx.com

